

Brian Eliason (He/Him) · 3rd

SVP Platform Operations (Data Operating System) at Health Catalyst

Salt Lake City, Utah, United States · Contact info

Health Catalyst

Utah State University

Experience

Health Catalyst
11 yrs 7 mos

- **SVP Platform Operations (Data Operating System)**
  Full-time
  Oct 2019 - Present · 2 yrs 6 mos
  Greater Salt Lake City Area

- **SVP, Senior Account Executive, Professional Services**
  Dec 2018 - Present · 3 yrs 4 mos
  Greater Salt Lake City Area

- **SVP, Senior Engagement Lead, Professional Services**
  Sep 2015 - Dec 2018 · 3 yrs 4 mos
  Greater Salt Lake City Area

Show all 4 experiences →

Data Architect
The Children's Hospital at Denver
May 2008 - Jan 2011 · 2 yrs 9 mos

Building a research-based data repository (most would call this a data warehouse).

Data Architect
Intermountain Healthcare
2005 - 2008 · 3 yrs

Web Developer
Utah Valley University
2000 - 2002 · 2 yrs

Web Developer
Utah Valley State College
2000 - 2002 · 2 yrs

Education

Utah State University
Master MIS, Management Information System
2003 - 2005

Utah Valley University
BS, Information Technology Ecommerce
1998 - 2002

received an associates in web development before moving on to the Information Technology bachelors. I enjoyed the programs and it gave me a good working foundation.